EXHIBIT 992.
                                                                   ------------

                                              CONSOLIDATED FINANCIAL STATEMENTS


MANAGEMENT'S RESPONSIBILITY FOR FINANCIAL STATEMENTS

The Management of Advantage Energy Income Fund (the "Fund") is responsible for the preparation and presentation of the consolidated financial statements together with all operational and other financial information contained in the annual report. The financial statements have been prepared by Management in accordance with Canadian generally accepted accounting principles and utilize the best estimates and careful judgments of Management, where appropriate. Operational and other financial information contained throughout the annual report is consistent with that provided in the consolidated financial statements.

Management has developed and maintains a system of internal controls designed to provide reasonable assurance that all transactions are accurately and reliably recorded, that the consolidated financial statements accurately report the Fund's operating and financial results within acceptable limits of materiality, that all other operational and financial information presented is accurate, and that the Fund's assets are properly safeguarded.

The Audit Committee, comprised of non-management directors, acts on behalf of the Board of Directors to ensure that Management fulfils its financial reporting and internal control responsibilities. The Audit Committee is responsible for meeting regularly with Management, the external auditors, and the internal auditors to discuss internal controls over financial reporting processes, auditing matters and various aspects of financial reporting. The Audit Committee reviewed the consolidated financial statements with Management and the external auditors, and recommended approval to the Board of Directors. The Board of Directors has approved these consolidated financial statements.

KPMG LLP, an independent firm of Chartered Accountants, appointed by the Unitholders as the external auditor of the Fund, has audited the consolidated financial statements in accordance with Canadian generally accepted auditing standards. KPMG LLP have unlimited and unrestricted access to the Audit Committee.


/s/ Kelly I. Drader                                   /s/ Peter A. Hanrahan
----------------------                                ------------------------
Kelly I. Drader                                       Peter A. Hanrahan
CEO                                                   VP Finance & CFO

March 21, 2007



MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

The Management of Advantage Energy Income Fund (the "Fund") is responsible for establishing and maintaining adequate internal control over financial reporting for the Fund. Under the supervision of our Chief Executive Officer and Chief Financial Officer, we have conducted an evaluation of the effectiveness of our internal control over financial reporting based on the Internal
Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO"). Based on our assessment, we have concluded that as of December 31, 2006, our internal control over financial reporting was effective.

Because of inherent limitations, internal control over financial reporting may not prevent or detect misstatements and even those systems determined to be effective can provide only reasonable assurance with respect to the financial statement preparation and presentation. Further, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management's assessment of the effectiveness of the Fund's internal control over financial reporting as of December 31, 2006, has been audited by KPMG LLP, the Fund's independent firm of Chartered Accountants, who have also audited the Fund's Consolidated Financial Statements for the years ended December 31, 2006 and 2005.


/s/ Kelly I. Drader                                   /s/ Peter A. Hanrahan
----------------------                                ------------------------
Kelly I. Drader                                       Peter A. Hanrahan
CEO                                                   VP Finance & CFO

March 21, 2007


                       Advantage Energy Income Fund - 1

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the  Unitholders  of  Advantage  Energy  Income  Fund

We have audited the consolidated balance sheets of Advantage Energy Income Fund (the "Trust") as at December 31, 2006 and 2005 and the consolidated statements of income and accumulated deficit and cash flows for the years then ended. These financial statements are the responsibility of the Trust's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. With respect to the consolidated financial statements for the year ended December 31, 2006, we also conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Trust as at December 31, 2006 and 2005 and the results of its operations and its cash flow for the years then ended in accordance with Canadian generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of the Trust's internal control over financial reporting as of December 31, 2006, based on the criteria established in Internal Control--Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated March 21, 2007 expressed an unqualified opinion on management's assessment of, and the effective operation of, internal control over financial reporting.



/s/ KPMG LLP

Chartered Accountants
Calgary, Canada
March 21, 2007


                       Advantage Energy Income Fund - 2

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of Advantage Energy Income Fund on behalf of Advantage Energy Income Fund and the Unitholders of Advantage Energy Income Fund

We have audited management's assessment, included in the accompanying Management's Report on Internal Control Over Financial Reporting, that Advantage Energy Income Fund ("the Fund") maintained effective internal control over financial reporting as of December 31, 2006, based on the criteria established in Internal Control--Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Fund's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management's assessment and an opinion on the effectiveness of the Fund's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

An entity's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. An entity's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the entity; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the entity are being made only in accordance with authorizations of management and directors of the entity; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the entity's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, management's assessment that the Fund maintained effective internal control over financial reporting as of December 31, 2006, is fairly stated, in all material respects, based on the criteria established in Internal Control--Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Also, in our opinion, the Fund maintained, in all material respects, effective internal control over financial reporting as of December 31, 2006, based on the criteria established in Internal Control--Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

We also have conducted our audits on the consolidated financial statements in accordance with Canadian generally accepted auditing standards. With respect to the year ended December 31, 2006, we also have conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Our report dated March 21, 2007, expressed an unqualified opinion on those consolidated financial statements.



/s/ KPMG LLP

Chartered Accountants
Calgary, Canada
March 21, 2007


                       Advantage Energy Income Fund - 3

CONSOLIDATED BALANCE SHEETS
(thousands of dollars)                                            DECEMBER 31, 2006         DECEMBER 31, 2005
-------------------------------------------------------------------------------------------------------------
ASSETS
Current assets
     Accounts receivable                                                $    79,537               $    51,788
     Prepaid expenses and deposits                                           16,878                     7,791
     Derivative asset (note 13)                                               9,840                        --
-------------------------------------------------------------------------------------------------------------
                                                                            106,255                    59,579
-------------------------------------------------------------------------------------------------------------
Deposit on property acquisition                                               1,410                        --
Derivative asset (note 13)                                                      593                        --
Fixed assets (note 4)                                                     1,753,058                   907,795
Goodwill (note 3)                                                           120,271                    45,473
-------------------------------------------------------------------------------------------------------------
                                                                        $ 1,981,587               $ 1,012,847
-------------------------------------------------------------------------------------------------------------

LIABILITIES
Current liabilities
     Accounts payable and accrued liabilities                           $   116,109               $    76,371
     Distributions payable to Unitholders                                    18,970                    14,462
     Current portion of capital lease obligations (note 5)                    2,527                       358
-------------------------------------------------------------------------------------------------------------
     Current portion of convertible debentures (note 7)                       1,464                        --
-------------------------------------------------------------------------------------------------------------
                                                                            139,070                    91,191
Capital lease obligations (note 5)                                              305                     1,346
Bank indebtedness (note 6)                                                  410,574                   252,476
Convertible debentures (note 7)                                             170,819                   126,081
Asset retirement obligations (note 8)                                        34,324                    21,263
Future income taxes (note 11)                                                61,939                    99,026
-------------------------------------------------------------------------------------------------------------
                                                                            817,031                   591,383
-------------------------------------------------------------------------------------------------------------

NON-CONTROLLING INTEREST
Exchangeable shares (note 9)                                                     --                     2,369
-------------------------------------------------------------------------------------------------------------

UNITHOLDERS' EQUITY
Unitholders' capital (note 10)                                            1,592,758                   681,574
Convertible debentures equity component (note 7)                              8,041                     6,159
Contributed surplus (note 10)                                                   863                     1,036
Accumulated deficit (note 12)                                              (437,106)                 (269,674)
-------------------------------------------------------------------------------------------------------------
                                                                          1,164,556                   419,095
-------------------------------------------------------------------------------------------------------------
                                                                        $ 1,981,587               $ 1,012,847
-------------------------------------------------------------------------------------------------------------

COMMITMENTS (note 15)
SUBSEQUENT EVENT (note 16)

see accompanying Notes to Consolidated Financial Statements
On behalf of the Board of Directors of Advantage Oil & Gas Limited:


Rodger A. Tourigny, Director                     Kelly I. Drader, Director


                       Advantage Energy Income Fund - 5

CONSOLIDATED STATEMENTS OF INCOME AND ACCUMULATED DEFICIT

                                                                              YEAR ENDED                      YEAR ENDED
(thousands of dollars, except for per Trust Unit amounts)                  DECEMBER 31, 2006               DECEMBER 31, 2005
-------------------------------------------------------------------------------------------------------------------------------
REVENUE

     Petroleum and natural gas                                              $    419,727                     $   376,572
     Unrealized gain on derivatives (note 13)                                     10,242                             214
     Royalties, net of Alberta Royalty Credit                                    (76,456)                        (74,290)
-------------------------------------------------------------------------------------------------------------------------------
                                                                                 353,513                         302,496
-------------------------------------------------------------------------------------------------------------------------------

EXPENSES

     Operating                                                                    82,911                          57,941
     General and administrative                                                   13,738                           5,452
     Management fee (note 14)                                                        887                           3,665
     Performance incentive (note 14)                                               2,380                          10,544
     Management internalization (note 14)                                         13,449                               -
     Interest                                                                     18,258                          10,275
     Interest and accretion on convertible debentures                             13,316                          13,392
     Depletion, depreciation and accretion                                       194,309                         135,096
-------------------------------------------------------------------------------------------------------------------------------
                                                                                 339,248                         236,365
-------------------------------------------------------------------------------------------------------------------------------

Income before taxes and non-controlling interest                                  14,265                          66,131
Future income tax reduction (note 11)                                            (37,087)                        (11,371)
Income and capital taxes (note 11)                                                 1,509                           2,198
-------------------------------------------------------------------------------------------------------------------------------
                                                                                 (35,578)                         (9,173)
-------------------------------------------------------------------------------------------------------------------------------

Net income before non-controlling interest                                        49,843                          75,304
Non-controlling interest (note 9)                                                     29                             232
-------------------------------------------------------------------------------------------------------------------------------

NET INCOME                                                                        49,814                          75,072

Accumulated deficit, beginning of year                                          (269,674)                       (167,380)
Distributions declared                                                          (217,246)                       (177,366)
-------------------------------------------------------------------------------------------------------------------------------
ACCUMULATED DEFICIT, END OF YEAR                                            $   (437,106)                    $  (269,674)
-------------------------------------------------------------------------------------------------------------------------------

Net income per Trust Unit (note 10)

     Basic                                                                  $       0.62                     $      1.33
     Diluted                                                                $       0.61                     $      1.32
-------------------------------------------------------------------------------------------------------------------------------

see accompanying Notes to Consolidated Financial Statements


                       Advantage Energy Income Fund - 6

CONSOLIDATED STATEMENTS OF CASH FLOWS
                                                                    YEAR ENDED                                YEAR ENDED
(thousands of dollars)                                           DECEMBER 31, 2006                         DECEMBER 31, 2005
-------------------------------------------------------------------------------------------------------------------------------
OPERATING ACTIVITIES

Net income                                                         $      49,814                            $     75,072
Add (deduct) items not requiring cash:
     Unrealized gain on derivatives                                      (10,242)                                   (214)
     Performance incentive                                                 2,380                                  10,544
     Management internalization                                           13,449                                       -
     Accretion on convertible debentures                                   2,106                                   2,182
     Depletion, depreciation and accretion                               194,309                                 135,096
     Future income taxes                                                 (37,087)                                (11,371)
     Non-controlling interest                                                 29                                     232
Expenditures on asset retirement                                          (5,974)                                 (2,025)
Changes in non-cash working capital                                       20,303                                 (22,910)
-------------------------------------------------------------------------------------------------------------------------------
Cash provided by operating activities                                    229,087                                 186,606
-------------------------------------------------------------------------------------------------------------------------------

FINANCING ACTIVITIES

Units issued, net of costs (note 10)                                     169,631                                 107,616
Decrease in bank indebtedness                                            (30,767)                                (14,578)
Reduction of capital lease obligations                                    (1,019)                                 (7,687)
Cash distributions to Unitholders                                       (212,738)                               (175,323)
-------------------------------------------------------------------------------------------------------------------------------
Cash used in financing activities                                        (74,893)                                (89,972)
-------------------------------------------------------------------------------------------------------------------------------

INVESTING ACTIVITIES

Expenditures on property and equipment                                  (159,487)                               (103,229)
Property acquisitions                                                       (244)                                   (210)
Property dispositions                                                      8,727                                   3,379
Acquisition costs of Ketch Resources Trust (note 3)                      (10,109)                                      -
Purchase adjustment of Defiant acquisition                                     -                                     (98)
Changes in non-cash working capital                                        6,919                                   3,524
-------------------------------------------------------------------------------------------------------------------------------
Cash used in investing activities                                       (154,194)                                (96,634)
-------------------------------------------------------------------------------------------------------------------------------

Net change in cash                                                             -                                       -
Cash, beginning of year                                                        -                                       -

-------------------------------------------------------------------------------------------------------------------------------
Cash, end of year                                                  $           -                            $          -
-------------------------------------------------------------------------------------------------------------------------------

SUPPLEMENTARY CASH FLOW INFORMATION

     Interest paid                                                 $      34,680                            $     23,358
     Taxes paid                                                    $       1,783                            $      2,605

see accompanying Notes to Consolidated Financial Statements


                       Advantage Energy Income Fund - 7

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


December 31, 2006

All tabular amounts in thousands except for Units and per Unit amounts

1.   BUSINESS AND STRUCTURE OF THE FUND

     Advantage Energy Income Fund ("Advantage" or the "Fund") was formed on May 23, 2001 as a result of a plan of arrangement. For Canadian tax purposes, Advantage is an open-ended unincorporated mutual fund trust created under the laws of the Province of Alberta pursuant to a Trust Indenture originally dated April 17, 2001, and as occasionally amended, between Advantage Oil & Gas Ltd. ("AOG") and Computershare Trust Company of Canada, as trustee. The Fund commenced operations on May 24, 2001. The beneficiaries of the Fund are the holders of the Trust Units (the "Unitholders").

     The principal undertaking of the Fund is to indirectly acquire and hold interests in petroleum and natural gas properties and assets related thereto. The business of the Fund is carried on by its wholly-owned subsidiary, AOG. The Fund's primary assets are currently the common shares of AOG, a royalty in the producing properties of AOG (the "AOG Royalty") and notes of AOG (the "AOG Notes"). The Fund's strategy, through AOG, is to minimize exposure to exploration risk while focusing on growth through acquisition and development of producing crude oil and natural gas properties.

     The purpose of the Fund is to distribute available cash flow to Unitholders on a monthly basis in accordance with the terms of the Trust Indenture. The Fund's available cash flow includes principal repayments and interest income earned from the AOG Notes, royalty income earned from the AOG Royalty, and any dividends declared on the common shares of AOG less any expenses of the Fund including interest on convertible debentures. Cash received on the AOG Notes, AOG Royalty and common shares of AOG result in the effective transfer of the economic interest in the properties of AOG to the Fund. However, while the royalty is a contractual interest in the properties owned by AOG, it does not confer ownership in the underlying resource properties. Cash distributions are determined by Management and the Board of Directors. We closely monitor our distribution policy considering forecasted cash flows, optimal debt levels, capital spending activity, taxability to Unitholders, working capital requirements, and other potential cash expenditures. Cash distributions are announced monthly and are based on the cash available after retaining a portion to meet such spending requirements. The level of cash distributions are primarily determined by cash flows received from the production of oil and natural gas from existing Canadian resource properties and are highly dependent upon our success in exploiting the current reserve base and acquiring additional reserves. Furthermore, monthly cash distributions we pay to Unitholders are highly dependent upon the prices received for such oil and natural gas production. It is our long-term objective to provide stable and sustainable cash distributions to the Unitholders, while continuing to grow the Fund.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     The Management of the Fund prepares its consolidated financial statements in accordance with Canadian generally accepted accounting principles ("Canadian GAAP") and all amounts are stated in Canadian dollars. The preparation of consolidated financial statements requires Management to make estimates and assumptions that effect the reported amount of assets, liabilities and equity and disclosures of contingencies at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the period. The following significant accounting policies are presented to assist the reader in evaluating these consolidated financial statements and, together with the notes, should be considered an integral part of the consolidated financial statements.

     (a)   CONSOLIDATION AND JOINT OPERATIONS

     These consolidated financial statements include the accounts of the Fund and all subsidiaries, including AOG. All intercompany balances and transactions have been eliminated.

     The Fund conducts exploration and production activities jointly with other participants. The accounts of the Fund reflect its proportionate interest in such joint operations.

                       Advantage Energy Income Fund - 8

     (b)   PROPERTY AND EQUIPMENT

           (i)    PETROLEUM AND NATURAL GAS PROPERTIES AND RELATED EQUIPMENT

           The Fund follows the "full cost" method of accounting in accordance with the guideline issued by the Canadian Institute of Chartered Accountants ("CICA") whereby all costs associated with the acquisition of and the exploration for and development of petroleum and natural gas reserves, whether productive or unproductive, are capitalized in a Canadian cost centre and charged to income as set out below. Such costs include lease acquisition, drilling and completion, production facilities, asset retirement costs, geological and geophysical costs and overhead expenses related to exploration and development activities.

           Gains or losses are not recognized upon disposition of petroleum and natural gas properties unless crediting the proceeds against accumulated costs would result in a change in the rate of depletion and depreciation of 20% or more.

           Depletion of petroleum and natural gas properties and depreciation of lease, well equipment and production facilities is provided on accumulated costs using the "unit-of-production" method based on estimated net proved petroleum and natural gas reserves, before royalties, as determined by independent engineers. For purposes of the depletion and depreciation calculation, proved petroleum and natural gas reserves are converted to a common unit-of-measure on the basis of one barrel of oil or liquids being equal to six thousand cubic feet of natural gas.

           The depletion and depreciation cost base includes total capitalized costs, less costs of unproved properties, plus a provision for future development costs of proved undeveloped reserves. Costs of acquiring and evaluating unproved properties are excluded from depletion calculations until it is determined whether or not proved reserves are attributable to the properties or impairment occurs.

           Petroleum and natural gas assets are evaluated in each reporting period to determine that the carrying amount in a cost centre is recoverable and does not exceed the fair value of the properties in the cost centre (the "ceiling test"). The carrying amounts are assessed to be recoverable when the sum of the undiscounted net cash flows expected from the production of proved reserves, the lower of cost and market of unproved properties and the cost of major development projects exceeds the carrying amount of the cost centre. When the carrying amount is not assessed to be recoverable, an impairment loss is recognized to the extent that the carrying amount of the cost centre exceeds the sum of the discounted net cash flows expected from the production of proved and probable reserves, the lower of cost and market of unproved properties and the cost of major development projects of the cost centre. The net cash flows are estimated using expected future product prices and costs and are discounted using a risk-free interest rate.

           (ii)   FURNITURE AND EQUIPMENT

           The Fund records furniture and equipment at cost and provides depreciation on the declining balance method at a rate of 20% per annum which is designed to amortize the cost of the assets over their estimated useful lives.

     (c)   GOODWILL

     Goodwill is the excess purchase price of a business over the fair value of identifiable assets and liabilities acquired. Goodwill is stated at cost less impairment and is not amortized. Goodwill impairment is assessed at year-end, or as economic events dictate, by comparing the fair value of the reporting unit (the Fund) to its carrying value, including goodwill. If the fair value of the Fund is less than its carrying value, a goodwill impairment loss is recognized by allocating the fair value of the Fund to the identifiable assets and liabilities as if the Fund had been acquired in a business acquisition for a purchase price equal to the fair value. The excess of the fair value of the Fund over the values assigned to the identifiable assets and liabilities is the implied fair value of the goodwill. Any excess of the carrying value of the goodwill over the implied fair value is the impairment amount and is charged to income in the period incurred. There has been no impairment of the Fund's goodwill.

     (d)   CASH DISTRIBUTIONS

     Cash distributions are calculated on an accrual basis and are paid to Unitholders monthly.

     (e)   FINANCIAL INSTRUMENTS

     The Fund occasionally uses various types of derivative financial instruments to manage risk associated with commodity price fluctuations. These instruments are not used for trading or speculative purposes. Proceeds and costs realized from holding the related contracts are recognized in the appropriate revenue and expense categories of the income

                       Advantage Energy Income Fund - 9
     statement at the time that each transaction under a contract is settled. For the unrealized portion of such contracts, Advantage has chosen not to apply "hedge accounting" and alternatively utilizes the "fair value" method of accounting. The fair value is based on an estimate of the amounts that would have been paid to or received from counterparties to settle these instruments given future market prices and other relevant factors. The Fund records changes in the fair value in the income statement as an unrealized derivative gain or loss with a corresponding derivative asset or liability recorded on the balance sheet.

     (f)   CONVERTIBLE DEBENTURES

     The Fund's convertible debentures are financial liabilities consisting of a liability with an embedded conversion feature. As such, the debentures are segregated between liabilities and equity based on the relative fair market value of the liability and equity portions. Therefore, the debenture liabilities are presented at less than their eventual maturity values. The liability and equity components are further reduced for issuance costs initially incurred. The discount of the liability component as compared to maturity value is accreted by the "effective interest" method over the debenture term and expensed accordingly. As debentures are converted to Trust Units, an appropriate portion of the liability and equity components are transferred to Unitholders' capital.

     (g)   ASSET RETIREMENT OBLIGATIONS

     The Fund follows the "asset retirement obligation" method of recording the future cost associated with removal, site restoration and asset retirement costs. The fair value of the liability for the Fund's asset retirement obligations is recorded in the period in which it is incurred, discounted to its present value using the Fund's credit adjusted risk-free interest rate and the corresponding amount recognized by increasing the carrying amount of property and equipment. The asset recorded is depleted on a "unit-of-production" basis over the life of the reserves consistent with the Fund's depletion and depreciation policy for petroleum and natural gas properties and related equipment. The liability amount is increased each reporting period due to the passage of time and the amount of accretion is charged to income in the period. Revisions to the estimated timing of cash flows or to the original estimated undiscounted cost could also result in an increase or decrease to the obligation. Actual costs incurred upon settlement of the retirement obligations are charged against the obligation to the extent of the liability recorded.

     (h)   INCOME TAXES

     The Fund is considered an open-ended unincorporated mutual fund trust under the Income Tax Act (Canada). Any taxable income is allocated to the Unitholders and therefore no provision for current income taxes relating to the Fund is included in these financial statements.

     The Fund and its subsidiaries follow the "liability" method of accounting for income taxes. Under this method future tax assets and liabilities are determined based on differences between financial reporting and income tax bases of assets and liabilities, and are measured using substantively enacted tax rates and laws expected to apply when the differences reverse. The effect on future tax assets and liabilities of a change in tax rates is recognized in net income in the period in which the change is substantially enacted.

     (i)   EXCHANGEABLE SHARES

     The Fund's Exchangeable Shares are classified as non-controlling interest, outside of Unitholders' equity, as they are transferable, although not publicly traded. The Exchangeable Shares and Trust Units are considered economically equivalent since the exchange ratio is increased on each date that a distribution is paid on the Trust Units and all shares must be exchanged for either Trust Units or cash, based on the current market price of the Trust Units. Since the Exchangeable Shares are required to be exchanged, there is no permanent non-controlling interest. Non-controlling interest expense is recorded that reflects the earnings attributable to the non-controlling interest. When Exchangeable Shares are converted to Trust Units, the carrying value of non-controlling interest on the balance sheet is reclassified to Unitholders' capital.

     (j)   UNIT-BASED COMPENSATION

     The Fund has a unit-based compensation plan for external directors of the Fund (note 10) as well as Trust Units held in escrow relating to the management internalization (note 14). Advantage elected to prospectively adopt amendments to CICA Handbook Section 3870 "Stock-based Compensation and Other Stock-based Payments" pursuant to the transitional provisions contained therein. Under this amended standard, the Fund must account for compensation expense based on the "fair value" of rights granted under its unit-based compensation plans.

                       Advantage Energy Income Fund - 10

     Since awards under the external directors' unit-based compensation plan are vested immediately, associated compensation expense is recognized in the current period earnings and estimated forfeiture rates for such rights are not incorporated within the determination of fair value. The compensation expense results in the creation of contributed surplus until the rights are exercised. Consideration paid upon the exercise of the rights together with the amount previously recognized in contributed surplus is recorded as an increase in Unitholders' capital.

     The escrowed Trust Units relating to the management internalization vest equally over three years, the period during which employees are required to provide service to receive the Trust Units. Therefore, the associated compensation expense is recognized equally over the appropriate service period and incorporates estimated forfeitures.

     (k)   REVENUE RECOGNITION

     Revenue associated with the sale of crude oil, natural gas and natural gas liquids is recognized when the title and risks pass to the purchaser, normally at the pipeline delivery point for natural gas and at the wellhead for crude oil.

     (l)   PER TRUST UNIT AMOUNTS

     Net income per Trust Unit is calculated using the weighted average number of Trust Units outstanding during the year. Diluted net income per Trust Unit is calculated using the "if-converted" method to determine the dilutive effect of convertible debentures and exchangeable shares and the "treasury stock" method for trust unit rights granted to directors and the management internalization escrowed Trust Units.

     (m)   MEASUREMENT UNCERTAINTY

     The amounts recorded for depletion and depreciation of property and equipment, the provision for asset retirement obligation costs and related accretion expense, and impairment calculations for property and equipment and goodwill are based on estimates. These estimates are significant and include proved and probable reserves, future production rates, future crude oil and natural gas prices, future costs, future interest rates, relevant fair value assessments, and other relevant assumptions. By their nature, these estimates are subject to measurement uncertainty and the effect on the consolidated financial statements of changes in such estimates in future years could be material.

     (n)   COMPARATIVE FIGURES

     Certain comparative figures have been reclassified to conform to the current year's presentation.

3.   ACQUISITION OF KETCH RESOURCES TRUST

     On June 23, 2006, Advantage acquired all of the issued and outstanding Trust Units of Ketch Resources Trust ("Ketch") in return for 32,870,465 Advantage Trust Units, utilizing an exchange ratio of 0.565 Advantage Trust Units for each Ketch Trust Unit outstanding. Ketch was an energy trust engaged in the development, acquisition and production of natural gas and crude oil in western Canada. The acquisition is being accounted for using the "purchase method" with the results of operations included in the consolidated financial statements as of the closing date of the acquisition. The purchase price has been allocated as follows:

     NET ASSETS ACQUIRED AND LIABILITIES ASSUMED:                           CONSIDERATION:

     Property and equipment                           $   877,463           32,870,465 Trust Units issued           $    688,636
     Goodwill                                              74,798           Acquisition costs incurred                    10,109
     Net working capital *                                  5,368                                                   ------------
     Bank indebtedness                                   (180,000)                                                  $    698,745
     Convertible debetures                                (66,981)                                                  ------------
     Convertible debentures equity component               (2,971)
     Asset retirement obligations                          (7,930)
     Capital lease obligation                              (1,002)
                                                      -------------
                                                      $   698,745

     * Includes cash of $2,713, accounts receivable of $55,806, prepaid expenses of $6,406, accounts payable of $46,834, current bank indebtedness of $11,578 and current portion of capital lease obligation $1,145.

     The value of $20.95 per Trust Unit issued as consideration was determined based on the weighted average trading value of Advantage Trust Units during the two-day period before and after the terms of the acquisition were agreed to and announced.

                       Advantage Energy Income Fund - 11

4.   FIXED ASSETS

                                                                                            ACCUMULATED            NET BOOK
     DECEMBER 31, 2006                                                   COST       DEPLETION AND DEPRECIATION       VALUE
-------------------------------------------------------------------------------------------------------------------------------
     Petroleum and natural gas properties                            $ 2,324,948            $   576,707            $1,748,241
     Furniture and equipment                                               8,175                  3,358                 4,817
-------------------------------------------------------------------------------------------------------------------------------
                                                                     $ 2,333,123            $   580,065            $1,753,058
-------------------------------------------------------------------------------------------------------------------------------

                                                                                            ACCUMULATED            NET BOOK
     DECEMBER 31, 2005                                                   COST       DEPLETION AND DEPRECIATION       VALUE
-------------------------------------------------------------------------------------------------------------------------------
     Petroleum and natural gas properties                            $ 1,290,588            $   385,140            $  905,448
     Furniture and equipment                                               4,647                  2,300                 2,347
-------------------------------------------------------------------------------------------------------------------------------
                                                                     $ 1,295,235            $   387,440            $  907,795
-------------------------------------------------------------------------------------------------------------------------------

     During the year ended December 31, 2006, Advantage capitalized general and
     administrative   expenditures   directly   related  to   exploration   and
     development activities of $6,444,000 (2005 - $3,293,000).

     Costs of $43,467,000 (2005 - $17,805,000) for unproved properties have been excluded from the calculation of depletion expense, and future development costs of $123,464,000 (2005 - $87,843,000) have been included in costs subject to depletion.

     The Fund performed a ceiling test calculation at December 31, 2006 to assess the recoverable value of property and equipment. Based on the calculation, the carrying amounts are recoverable as compared to the sum of the undiscounted net cash flows expected from the production of proved reserves based on the following benchmark prices:

                                                  WTI CRUDE OIL                EXCHANGE RATE                AECO GAS
     YEAR                                           ($US/BBL)                   ($US/$CDN)                ($CDN/MMBTU)
-------------------------------------------------------------------------------------------------------------------------
     2007                                           $ 65.73                      $  0.87                    $  7.72
     2008                                           $ 68.82                      $  0.87                    $  8.59
     2009                                           $ 62.42                      $  0.87                    $  7.74
     2010                                           $ 58.37                      $  0.87                    $  7.55
     2011                                           $ 55.20                      $  0.87                    $  7.72
-------------------------------------------------------------------------------------------------------------------------
     Percentage increase each year after 2011         2.0%                            -                         2.0%
-------------------------------------------------------------------------------------------------------------------------

     Benchmark prices are adjusted for a variety of factors such as quality differentials to determine the expected price to be realized by the Fund when performing the ceiling test calculation.

5.   CAPITAL LEASE OBLIGATIONS

     The Fund has capital leases on a variety of property and equipment. Future minimum lease payments at December 31, 2006 consist of the following:

     2007                                   $   2,577
     2008                                         308
     ----------------------------------------------------------
                                                2,885
     Less amounts representing interest           (53)
     ----------------------------------------------------------
                                                2,832
     Current portion                           (2,527)
     ----------------------------------------------------------
                                            $     305
     ----------------------------------------------------------

     On June 23, 2006, Advantage assumed a total capital lease obligation of $2.1 million in the acquisition of Ketch (note 3). The lease ends in March 2008 and interest expense is recognized at 5.3%.

                       Advantage Energy Income Fund - 12

6.   BANK INDEBTEDNESS

     Advantage has a credit facility agreement with a syndicate of financial institutions which provides for a $580 million extendible revolving loan facility and a $20 million operating loan facility. The loan's interest rate is based on either prime, US base rate, LIBOR or bankers' acceptance rates, at the Fund's option, subject to certain basis point or stamping fee adjustments ranging from 0.00% to 1.25% depending on the Fund's debt to cash flow ratio. The credit facilities are secured by a $1 billion floating charge demand debenture, a general security agreement and a subordination agreement from the Fund covering all assets and cash flows. The credit facilities are subject to review on an annual basis. Various borrowing options are available under the credit facilities, including prime rate-based advances, US base rate advances, US dollar LIBOR advances and bankers' acceptances loans. The credit facilities constitute a revolving facility for a 364 day term which is extendible annually for a further 364 day revolving period at the option of the syndicate. If not extended, the revolving credit facility is converted to a two year term facility with the first payment due one year and one day after commencement of the term. The credit facilities contain standard commercial covenants for facilities of this nature. The only financial covenant is a requirement for AOG to maintain a minimum cash flow to interest expense ratio of 3 1/2:1, determined on a rolling four quarter basis. Breach of any covenant will result in an event of default in which case AOG has 20 days to remedy such default. If the default is not remedied or waived, and if required by the majority of lenders, the administrative agent of the lenders has the option to declare all obligations of AOG under the credit facilities to be immediately due and payable without further demand, presentation, protest, or notice of any kind. Distributions by AOG to the Fund (and effectively by the Fund to Unitholders) are subordinated to the repayment of any amounts owing under the credit facilities. Distributions to Unitholders are not permitted if the Fund is in default of such credit facilities or if the amount of the Fund's outstanding indebtedness under such facilities exceeds the then existing current borrowing base. Interest payments under the debentures are also subordinated to indebtedness under the credit facilities and payments under the debentures are similarly restricted. For the year ended December 31, 2006, the effective interest rate on the outstanding amounts under the facility was approximately 5.1%.

7.   CONVERTIBLE DEBENTURES

     The convertible unsecured subordinated debentures pay interest semi-annually and are convertible at the option of the holder into Trust Units of Advantage at the applicable conversion price per Trust Unit plus accrued and unpaid interest. The details of the convertible debentures including fair market values initially assigned and issuance costs are as follows:

                               10.00%          9.00%          8.25%           7.75%           7.50%           6.50%       TOTAL
     -----------------------------------------------------------------------------------------------------------------------------
     Issue date             Oct. 18, 2002  July 8, 2003   Dec. 2, 2003    Sep. 15, 2004   Sep. 15, 2004   May 18, 2005
     Maturity date          Nov. 1, 2007   Aug. 1, 2008   Feb. 1, 2009    Dec. 1, 2011    Oct. 1, 2009    June 30, 2010
     Conversion price       $  13.30       $  17.00       $   16.50       $   21.00       $    20.25      $   24.96
     Liability component    $ 52,722       $ 28,662       $  56,802       $  47,444       $   71,631      $  66,981     $ 324,242
     Equity component          2,278          1,338           3,198           2,556            3,369          2,971        15,710
     -----------------------------------------------------------------------------------------------------------------------------
     Gross proceeds           55,000         30,000          60,000          50,000           75,000         69,952       339,952
     Issuance costs           (2,495)        (1,444)         (2,588)         (2,190)          (3,190)             -       (11,907)
     -----------------------------------------------------------------------------------------------------------------------------
     Net proceeds           $ 52,505       $ 28,556       $  57,412       $  47,810       $   71,810      $  69,952     $ 328,045
     -----------------------------------------------------------------------------------------------------------------------------

                       Advantage Energy Income Fund - 13

     The convertible debentures are redeemable prior to their maturity dates, at the option of the Fund, upon providing 30 to 60 days advance notification. The redemption prices for the various debentures, plus accrued and unpaid interest, is dependent on the redemption periods and are as follows:

     ----------------------------------------------------------------------------------------------------------
           CONVERTIBLE                                                                              REDEMPTION
            DEBENTURE         REDEMPTION PERIODS                                                      PRICE
     ----------------------------------------------------------------------------------------------------------
             10.00%           After November 1, 2005 and on or before November 1, 2006                $1,050
                              After November 1, 2006 and before November 1, 2007                      $1,025
     ----------------------------------------------------------------------------------------------------------
              9.00%           After August 1, 2006 and on or before August 1, 2007                    $1,050
                              After August 1, 2007 and before August 1, 2008                          $1,025
     ----------------------------------------------------------------------------------------------------------
              8.25%           After February 1, 2007 and on or before February 1, 2008                $1,050
                              After February 1, 2008 and before February 1, 2009                      $1,025
     ----------------------------------------------------------------------------------------------------------
              7.75%           After December 1, 2007 and on or before December 1, 2008                $1,050
                              After December 1, 2008 and on or before December 1, 2009                $1,025
                              After December 1, 2009 and before December 1, 2011                      $1,000
     ----------------------------------------------------------------------------------------------------------
              7.50%           After October 1, 2007 and on or before October 1, 2008                  $1,050
                              After October 1, 2008 and before October 1, 2009                        $1,025
     ----------------------------------------------------------------------------------------------------------
              6.50%           After June 30, 2008 and on or before June 30, 2009                      $1,050
                              After June 30, 2009 and before June 30, 2010                            $1,025
     ----------------------------------------------------------------------------------------------------------

     The balance of debentures outstanding at December 31, 2006 and changes in the liability and equity components during the years ended December 31, 2006 and 2005 are as follows:

     --------------------------------------------------------------------------------------------------------------------------
                                      10.00%        9.00%        8.25%         7.75%         7.50%         6.50%       TOTAL
     --------------------------------------------------------------------------------------------------------------------------
     Debentures outstanding        $  1,485     $  5,392     $   4,867    $   46,766    $   52,268     $  69,952     $ 180,730
     --------------------------------------------------------------------------------------------------------------------------
     Liability component:
       Balance at Dec. 31, 2004    $  3,923     $ 10,388     $  12,237    $   45,548    $   64,337     $       -     $ 136,433
       Accretion of discount             55          168           198           616         1,145             -         2,182
       Converted to Trust Units      (1,525)      (3,297)       (4,285)         (266)       (3,161)            -       (12,534)
     ----------------------------------------------------------------------------------------------------------------------------
       Balance at Dec. 31, 2005       2,453        7,259         8,150        45,898        62,321             -       126,081
       Assumed on Ketch acquisition       -            -             -             -             -        66,981        66,981
       Accretion of discount             30          107           103           589           897           380         2,106
       Converted to Trust Units      (1,019)      (2,131)       (3,577)       (2,722)      (13,436)            -       (22,885)
     --------------------------------------------------------------------------------------------------------------------------
       Balance at Dec. 31, 2006    $  1,464     $  5,235     $   4,676    $   43,765    $   49,782     $  67,361     $ 172,283
     --------------------------------------------------------------------------------------------------------------------------

     Equity component:

       Balance at Dec. 31, 2004    $    163     $    472     $     675    $    2,444    $    3,010     $       -     $   6,764
       Converted to Trust Units         (63)        (149)         (234)          (14)         (145)            -          (605)
     --------------------------------------------------------------------------------------------------------------------------
       Balance at Dec. 31, 2005         100          323           441         2,430         2,865             -         6,159
       Assumed on Ketch acquisition       -            -             -             -             -         2,971         2,971
       Converted to Trust Units         (41)         (94)         (193)         (144)         (617)            -        (1,089)
     --------------------------------------------------------------------------------------------------------------------------
       Balance at Dec. 31, 2006    $     59     $    229     $     248    $    2,286    $    2,248     $   2,971     $   8,041
     --------------------------------------------------------------------------------------------------------------------------

     As part of the acquisition of Ketch, the 6.50% convertible debentures, originally issued May 18, 2005, were assumed by Advantage on June 23, 2006.

     During the year ended December 31, 2006,  $24,333,000 (2005 - $13,339,000)
     debentures were converted resulting in the issuance of 1,286,901 Trust Units (2005 - 783,870 Trust Units).

                       Advantage Energy Income Fund - 14

8.   ASSET RETIREMENT OBLIGATIONS

     The Fund's asset retirement obligations result from net ownership interests in petroleum and natural gas assets including well sites, gathering systems and processing facilities. The Fund estimates the total undiscounted and inflated amount of cash flows required to settle its asset retirement obligations is approximately $157.2 million which will be incurred between 2007 to 2057. A credit-adjusted risk-free rate of 7% was used to calculate the fair value of the asset retirement obligations.

     A reconciliation of the asset retirement obligations is provided below:

                                                    YEAR ENDED                YEAR ENDED
                                                 DECEMBER 31, 2006         DECEMBER 31, 2005
     -----------------------------------------------------------------------------------------
     Balance, beginning of year                      $  21,263                  $  17,503
     Accretion expense                                   1,684                      1,162
     Assumed in Ketch acquisition (note 3)               7,930                          -
     Liabilities incurred                                9,421                      4,623
     Liabilities settled                                (5,974)                    (2,025)
     -----------------------------------------------------------------------------------------
     Balance, end of year                            $  34,324                  $  21,263
     -----------------------------------------------------------------------------------------

9.   EXCHANGEABLE SHARES

                                                    NUMBER OF SHARES             AMOUNT
     -----------------------------------------------------------------------------------------
     Balance at December 31, 2004                       1,450,030               $  30,842
     Converted to Trust Units                          (1,345,358)                (28,705)
     Non-controlling interest in net income                     -                     232
     -----------------------------------------------------------------------------------------
     Balance at December 31, 2005                         104,672                   2,369
     Converted to Trust Units                            (104,672)                 (2,398)
     Non-controlling interest in net income                     -                      29
     -----------------------------------------------------------------------------------------
     Balance at December 31, 2006                               -               $       -
     -----------------------------------------------------------------------------------------
     Trust Units issuable                                       -                       -
     -----------------------------------------------------------------------------------------

     AOG is authorized to issue an unlimited number of non-voting Exchangeable Shares. As partial consideration for the acquisition of Defiant which closed on December 21, 2004, AOG issued 1,450,030 Exchangeable Shares. The value of the Exchangeable Shares issued was determined based on the weighted average trading value of Advantage Trust Units during the two-day period before and after the terms of the acquisition were agreed to and announced. Each Exchangeable Share previously issued by AOG was exchangeable for Advantage Trust Units at any time (subject to the provisions of the Voting and Exchange Trust Agreement), on the basis of the applicable exchange ratio in effect at that time. Dividends were not declared or paid on the Exchangeable Shares and the Exchangeable Shares were not publicly traded.

     On March 8, 2006 AOG elected to exercise its redemption right to redeem all of the Exchangeable Shares outstanding. The redemption price per Exchangeable Share was satisfied by delivering that number of Advantage
     Trust Units equal to the Exchange Ratio of 1.22138 in effect on May 9, 2006.


                       Advantage Energy Income Fund - 15

10.  UNITHOLDERS' EQUITY

     (a)   UNITHOLDERS' CAPITAL

           (i)    AUTHORIZED

                  Unlimited number of voting Trust Units

           (ii)   ISSUED

                                                                 NUMBER OF UNITS               AMOUNT
     ---------------------------------------------------------------------------------------------------
     Balance at December 31, 2004                                   49,674,783             $    515,544
     2004 non-cash performance incentive                               763,371                   16,570
     Issued for cash, net of costs                                   5,250,000                  107,616
     Issued on conversion of debentures                                783,870                   13,139
     Issued on conversion of exchangeable shares                     1,374,300                   28,705
     ---------------------------------------------------------------------------------------------------
     Balance at December 31, 2005                                   57,846,324                  681,574
     2005 non-cash performance incentive                               475,263                   10,544
     Issued on conversion of debentures                              1,286,901                   23,974
     Issued on conversion of exchangeable shares                       127,014                    2,398
     Issued on exercise of  Trust Unit rights                          122,500                      682
     Ketch acquisition (note 3)                                     32,870,465                  688,636
     Management internalization                                      1,913,842                   38,716
     2006 non-cash performance incentive                               117,662                    2,380
     Distribution reinvestment plan                                  2,005,499                   27,722
     Issued for cash, net of costs                                   8,625,000                  141,399
     ---------------------------------------------------------------------------------------------------
                                                                   105,390,470             $  1,618,025
     ---------------------------------------------------------------------------------------------------
     Management internalization escrowed Trust Units                                            (25,267)
     ---------------------------------------------------------------------------------------------------
     Balance at December 31, 2006                                                          $  1,592,758
     ---------------------------------------------------------------------------------------------------

     On January 19, 2005, Advantage issued 763,371 Trust Units to partially satisfy the obligation related to the 2004 year end performance incentive fee.

     On February 9, 2005, Advantage issued 5,250,000 Trust Units at $21.65 per Trust Unit for net proceeds of $107.6 million (net of Underwriters' fees and other issue costs of $6.1 million). The net proceeds of the offering were used to pay down debt incurred in the acquisition of Defiant, for 2005 capital expenditures and for general corporate purposes.

     On January 20, 2006, Advantage issued 475,263 Trust Units to satisfy the obligation related to the 2005 year end performance incentive fee.

     On June 23, 2006, Advantage issued 32,870,465 Trust Units as consideration for the acquisition of Ketch (note 3). Concurrent with the Ketch acquisition, Advantage internalized the external management contract structure and eliminated all related fees for total original consideration of 1,933,208 Advantage Trust Units initially valued at $39.1 million and subject to escrow provisions (note 14). A total of 19,366 Trust Units related to the internalization have been forfeited since issuance. The Fund also issued 177,662 Trust Units, valued at $2.4 million, to satisfy the final obligation related to the 2006 first quarter performance fee.

     On July 24, 2006, Advantage announced that it adopted a Premium Distribution(TM), Distribution Reinvestment and Optional Trust Unit Purchase Plan (the "Plan"). The Plan commenced with the monthly cash distribution payable on August 15, 2006 to Unitholders of record on July 31, 2006. For eligible Unitholders that elect to participate in the Plan, Advantage will settle the monthly distribution obligation through the issuance of additional Trust Units at 95% of the Average Market Price (as defined in the Plan). Unitholder enrollment in the Premium Distribution(TM) component of the Plan effectively authorizes the subsequent disposal of the issued Trust Units in exchange for a cash payment equal to 102% of the cash distributions that the Unitholder would otherwise have received if they did not participate in the Plan. During the year ended December 31, 2006, 2,005,499 Trust Units were issued under the Plan, generating $27.7 million reinvested in the Fund.

                       Advantage Energy Income Fund - 16

     On August 1, 2006, Advantage issued 7,500,000 Trust Units, plus an additional 1,125,000 Trust Units upon full exercise of the Underwriters' over-allotment option on August 4, 2006, at $17.30 per Trust Unit for net proceeds of $141.4 million (net of Underwriters' fees and other issue costs of $7.8 million). The net proceeds of the offering were used to pay down bank indebtedness and to subsequently fund capital and general corporate expenditures.

     (b)   TRUST UNITS RIGHTS INCENTIVE PLAN

     Effective June 25, 2002, a Trust Units Rights Incentive Plan for external directors of the Fund was established and approved by the Unitholders of Advantage. A total of 500,000 Trust Units have been reserved for issuance under the plan with an aggregate of 400,000 rights granted since inception. The initial exercise price of rights granted under the plan may not be less than the current market price of the Trust Units as of the date of the grant and the maximum term of each right is not to exceed ten years with all rights vesting immediately upon grant. At the option of the rights holder, the exercise price of the rights can be adjusted downwards over time based upon distributions paid by the Fund to Unitholders.

                                                                   SERIES A                                 SERIES B
                                                           NUMBER             PRICE                  NUMBER            PRICE
     --------------------------------------------------------------------------------------------------------------------------
     Balance at December 31, 2004                          85,000           $   5.05                 225,000          $ 16.75
     Reduction of exercise price                                -              (3.12)                      -            (3.12)
     --------------------------------------------------------------------------------------------------------------------------
     Balance at December 31, 2005                          85,000               1.93                 225,000            13.63
     Exercised                                            (85,000)              -                    (37,500)            -
     Reduction of exercise price                                -              (1.93)                      -            (2.66)
     --------------------------------------------------------------------------------------------------------------------------
     Balance at December 31, 2006                               -           $   -                    187,500          $ 10.97
     --------------------------------------------------------------------------------------------------------------------------
     Expiration date                                             August 16, 2006                            June 17, 2008
     --------------------------------------------------------------------------------------------------------------------------

     The Series A Trust Unit rights were issued in 2002 and the Fund was unable to determine the fair value for the rights granted under the Plan at that time. Several essential factors required to value such rights include expected future exercise price, distributions, exercise timeframe, volatility and risk-free interest rates. In determining these assumptions, both historical data and future expectations are considered. However, when the Series A Trust Unit rights were originally granted, Advantage had only been established during the prior year and there was little historical information available that may suggest future expectations concerning such assumptions. Therefore, it was concluded that a fair value determination at that time was not possible. The Fund has disclosed pro forma results as if the Fund followed the intrinsic value methodology in accounting for such rights. The intrinsic value methodology would result in recording compensation expense for the rights based on the underlying Trust Unit price at the date of exercise or at the date of the financial statements for unexercised rights as compared to the exercise price. All of the remaining 85,000 Series A Trust Units Rights were exercised July 7, 2006 in exchange for an equivalent number of Trust Units.

                                                                               YEAR ENDED                 YEAR ENDED
     PRO FORMA RESULTS                                                      DECEMBER 31, 2006          DECEMBER 31, 2005
     ---------------------------------------------------------------------------------------------------------------------
     Net income, as reported                                                 $    49,814                 $   75,072
     Less compensation expense
         for rights issued in 2002                                                  (234)                       300
     ---------------------------------------------------------------------------------------------------------------------
     Pro forma net income                                                    $    50,048                 $   74,772
     ---------------------------------------------------------------------------------------------------------------------
     Net income per Trust Unit, as reported
         Basic                                                               $      0.62                 $     1.33
         Diluted                                                             $      0.61                 $     1.32
     ---------------------------------------------------------------------------------------------------------------------
     Net income per Trust Unit, pro forma
         Basic                                                               $      0.62                 $     1.32
         Diluted                                                             $      0.62                 $     1.31
     ---------------------------------------------------------------------------------------------------------------------

                       Advantage Energy Income Fund - 17

     (c)   NET INCOME PER TRUST UNIT

     The calculation of basic and diluted net income per Trust Unit are derived from both income available to Unitholders and weighted average Trust Units outstanding calculated as follows:

                                                                               YEAR ENDED                 YEAR ENDED
                                                                            DECEMBER 31, 2006          DECEMBER 31, 2005
     ---------------------------------------------------------------------------------------------------------------------
     Income available to Unitholders
         Basic                                                               $    49,814                 $   75,072
         Exchangeable shares                                                           -                        232
     ---------------------------------------------------------------------------------------------------------------------
         Diluted                                                             $    49,814                 $   75,304
     ---------------------------------------------------------------------------------------------------------------------
     Weighted average Trust Units outstanding
         Basic                                                                80,958,455                 56,593,303
         Trust Units Rights Incentive Plan - Series A                             43,548                     76,698
         Trust Units Rights Incentive Plan - Series B                             78,287                     69,800
         Exchangeable Shares                                                           -                    298,341
         Management Internalization                                              113,556                          -
     ---------------------------------------------------------------------------------------------------------------------
         Diluted                                                              81,193,846                 57,038,142
     ---------------------------------------------------------------------------------------------------------------------

     The calculation of diluted net income per Trust Unit excludes all series of convertible debentures as the impact would be anti-dilutive. Exchangeable Shares have been excluded for the year ended December 31, 2006 as the impact would have been anti-dilutive. Total weighted average Trust Units issuable in exchange for the convertible debentures and excluded from the diluted net income per Trust Unit calculation for the year ended December 31, 2006 were 7,182,276 (2005 - 7,288,894). As at
     December 31, 2006, the total convertible debentures outstanding were immediately convertible to 8,334,453 Trust Units (2005 - 6,818,833).

11.  INCOME TAXES

     The taxable income of the Fund is comprised of interest income related to the AOG Notes and royalty income from the AOG Royalty less deductions for Canadian Oil and Gas Property Expense, Trust Unit issue costs, and interest on convertible debentures. Given that taxable income of the Fund is allocated to the Unitholders, no provision for current income taxes relating to the Fund is included in these financial statements. On October 31, 2006, the Federal Government proposed changes to Canada's tax system that include altering the tax treatment of income trusts. The government proposed a two-tier tax structure, similar to that of corporations, whereby distributions paid by trusts will be subject to tax at the trust level in addition to personal tax as if they were dividends from a taxable Canadian corporation. The changes are proposed to take effect in 2011 for existing publicly-traded trusts. As the proposal was not considered substantially enacted at December 31, 2006, these changes are not reflected in the current financial statements. As at December 31, 2006, the Fund had unrecognized non-deductible temporary differences of $601 million.



                       Advantage Energy Income Fund - 18

     The provision for income taxes varies from the amount that would be computed by applying the combined Canadian federal and provincial income tax rates for the following reasons:

                                                                              YEAR ENDED                YEAR ENDED
                                                                           DECEMBER 31, 2006         DECEMBER 31, 2005
     ------------------------------------------------------------------------------------------------------------------
     Income before taxes                                                       $  14,265                  $  66,131
     ------------------------------------------------------------------------------------------------------------------
     Canadian combined federal and provincial income tax rates                    34.78%                    37.98%
     Expected income tax expense at statutory rates                                4,961                     25,080
     Increase (decrease) in income taxes resulting from:
        Non-deductible Crown charges                                               6,925                     12,406
        Resource allowance                                                        (8,108)                   (15,390)
        Management internalization                                                 4,678                          -
        Change in enacted tax rates                                               (5,692)                    (3,230)
        Amounts included in trust income and other                               (39,851)                   (30,237)
     ------------------------------------------------------------------------------------------------------------------
     Future income tax reduction                                                 (37,087)                   (11,371)
     Income and capital taxes                                                      1,509                      2,198
     ------------------------------------------------------------------------------------------------------------------
                                                                               $ (35,578)                 $  (9,173)
     ------------------------------------------------------------------------------------------------------------------

     The components of the future income tax liability are as follows:

                                                                           DECEMBER 31, 2006          DECEMBER 31, 2005
     ------------------------------------------------------------------------------------------------------------------
     Property and equipment in excess of tax basis                            $   85,648                 $  119,065
     Asset retirement obligations                                                (10,141)                    (7,230)
     Non-capital tax loss carry forward                                           (8,851)                   (11,228)
     Other                                                                        (4,717)                    (1,581)
     ------------------------------------------------------------------------------------------------------------------
     Future income tax liability                                               $  61,939                 $   99,026
     ------------------------------------------------------------------------------------------------------------------

     AOG has a non-capital tax loss carry forward of approximately $29.3 million of which $1.2 million expires in 2010, $27.4 million in 2011, and $0.7 million in 2021.

12.  ACCUMULATED DEFICIT

     Accumulated   deficit  consists  of  accumulated  income  and  accumulated distributions for the Fund since inception as follows:

                                                                            DECEMBER 31, 2006          DECEMBER 31, 2005
     ------------------------------------------------------------------------------------------------------------------
     Accumulated Income                                                      $   227,523                 $     177,709
     Accumulated Distributions                                                  (664,629)                     (447,383)
     ------------------------------------------------------------------------------------------------------------------
     Accumulated Deficit                                                     $  (437,106)                $    (269,674)
     ------------------------------------------------------------------------------------------------------------------

     For the year ended December 31, 2006 the Fund declared $217.2 million in distributions, representing $2.66 per distributable Trust Unit (2005 - $177.4 million representing $3.12 per distributable Trust Unit).


                       Advantage Energy Income Fund - 19

13.  FINANCIAL INSTRUMENTS

     Financial instruments of the Fund include accounts receivable, deposits, accounts payable and accrued liabilities, distributions payable, and bank indebtedness. As at December 31, 2006, there were no significant differences between the carrying amounts reported on the balance sheet and the estimated fair values of these financial instruments due to the short terms to maturity and the floating interest rate on the bank indebtedness. Substantially all of the Fund's accounts receivable are due from customers and joint venture partners in the oil and gas industry and are subject to normal industry credit risks. Credit risk is mitigated by entering into sales contracts with only stable, creditworthy parties and through frequent reviews of exposures to individual entities. The carrying value of accounts receivable reflects Management's assessment of the associated credit risks. The Fund is further exposed to interest rate risk to the extent that bank indebtedness is at a floating rate of interest.

     In addition, the Fund has outstanding convertible debenture obligations that are financial liabilities. The convertible debentures have different fixed terms and interest rates (note 7) resulting in fair values that will vary over time as market conditions change. As at December 31, 2006, the estimated fair value of the total outstanding convertible debenture obligation was $180.0 million (2005 - $137.5 million).

     As current and future practice, Advantage has established a financial hedging strategy and may manage the risk associated with changes in commodity prices by entering into financial derivatives. To the extent that Advantage engages in risk management activities related to commodity prices, it will be subject to credit risk associated with counterparties with which it contracts. Credit risk is mitigated by entering into contracts with only stable, creditworthy parties and through frequent reviews of exposure to individual entities. As the fair value of the contracts varies with commodity prices, they give rise to financial assets or liabilities. As at December 31, 2006 the Fund had the following financial derivatives in place:

     DESCRIPTION OF
     FINANCIAL DERIVATIVE                     TERM                         VOLUME                      AVERAGE PRICE
     ------------------------------------------------------------------------------------------------------------------
     NATURAL GAS - AECO
         Fixed price               November 2006 to March 2007           5,687 mcf/d                      Cdn$8.70/mcf
         Fixed price               November 2006 to March 2007           3,791 mcf/d                     Cdn$10.02/mcf
         Collar                    November 2006 to March 2007           9,478 mcf/d            Floor     Cdn$8.18/mcf
                                                                                              Ceiling    Cdn$11.24/mcf
         Collar                    November 2006 to March 2007           4,739 mcf/d            Floor     Cdn$8.44/mcf
                                                                                              Ceiling    Cdn$12.40/mcf
         Collar                    November 2006 to March 2007           4,739 mcf/d            Floor     Cdn$8.18/mcf
                                                                                              Ceiling    Cdn$11.66/mcf
         Collar                    November 2006 to March 2007           4,739 mcf/d            Floor     Cdn$8.44/mcf
                                                                                              Ceiling    Cdn$12.29/mcf
         Collar                    November 2006 to March 2007           5,687 mcf/d            Floor     Cdn$7.91/mcf
                                                                                              Ceiling     Cdn$9.81/mcf
         Collar                    November 2006 to March 2007           9,478 mcf/d            Floor     Cdn$8.44/mcf
                                                                                              Ceiling    Cdn$13.82/mcf

     CRUDE OIL - WTI
         Collar                    October 2006 to March 2007           1,250 bbls/d            Floor     US$65.00/bbl
                                                                                              Ceiling     US$87.40/bbl
         Collar                  October 2006 to September 2007         1,000 bbls/d            Floor     US$65.00/bbl
                                                                                              Ceiling     US$90.00/bbl

     ELECTRICITY - ALBERTA POOL PRICE
         Fixed price               April 2006 to December 2007             0.5 MW                        Cdn$60.79/MWh
         Fixed price              January 2007 to December 2007            3.0 MW                        Cdn$56.00/MWh
         Fixed price              January 2008 to December 2008            3.0 MW                        Cdn$54.00/MWh

                       Advantage Energy Income Fund - 20

     As at December 31, 2006 the settlement amount of the financial derivatives outstanding was an asset of approximately $10,433,000. For the year ended December 31, 2006, $10,242,000 was recognized in income as an unrealized derivative gain. As a result of the Ketch merger, the Fund assumed several contracts which had an estimated fair market value of $191,000 on closing.

14.  MANAGEMENT FEE, PERFORMANCE INCENTIVE, AND MANAGEMENT INTERNALIZATION

     Concurrent with the Ketch acquisition (note 3), Advantage internalized the external management contract structure and eliminated all related fees. The Fund reached an agreement with Advantage Investment Management Ltd. ("AIM" or the "Manager") to purchase all of the outstanding shares of AIM pursuant to the terms of the Plan of Arrangement for total original consideration of 1,933,208 Advantage Trust Units. The Trust Units were initially valued at $39.1 million using the weighted average trading value for Advantage Trust Units on the Unitholder approval date of June 22, 2006 and are subject to escrow provisions over a 3-year period, vesting one-third each year beginning in 2007. The management internalization consideration is being deferred and amortized into income as management internalization expense over the specific vesting periods during which employee services are provided, including an estimate of future Trust Unit forfeitures. A total of $13.4 million has been included as management internalization expense for the year ended December 31, 2006 with 19,366 Trust Units forfeited since issuance. The Fund also issued 117,662 Trust Units to satisfy the final obligation related to the 2006 first quarter performance fee along with $0.9 million in cash to settle the first quarter management fee. AIM agreed to forego fees from the period April 1, 2006 to the closing of the Arrangement.

     Prior to the internalization, the Manager received both a management fee and a performance incentive fee as compensation pursuant to the Management Agreement approved by the Board of Directors. Management fees were calculated based on 1.5% of operating cash flow defined as revenues less royalties and operating costs. Management fees were paid quarterly and $1.0 million was payable and included in accrued liabilities at December 31, 2005.

     The Manager was entitled to earn an annual performance incentive fee when the Fund's total annual return exceeded 8%. The total annual return was calculated at the end of the year by dividing the year-over-year change in Unit price plus cash distributions by the opening Unit price, as defined in the Management Agreement. The 2005 opening and closing Unit prices were $21.71 and $22.19, respectively. Cash distributions for the 2005 year amounted to $3.12 per Trust Unit. Ten percent of the amount of the total annual return in excess of 8% was multiplied by the market capitalization (defined as the opening Unit price multiplied by the weighted average number of Trust Units outstanding during the year) to determine the performance incentive fee. The performance incentive fee payable and included in accrued liabilities at December 31, 2005 was $10.5 million. The Management Agreement provided an option to the Manager to receive the performance incentive fee in equivalent Trust Units. The Manager exercised the option and on January 20, 2006, the Fund issued 475,263 Advantage Trust Units at the closing Unit price of $22.19 to satisfy the 2005 performance fee obligation. The Manager did not receive any form of compensation in respect of acquisition or divestiture activities nor was there any form of stock option or bonus plan for the Manager or the employees of Advantage outside of the management and performance fees prior to the internalization. The management fees and performance fees were shared amongst all management and employees.

15.  COMMITMENTS

     Advantage  has  lease  commitments  relating  to  office  buildings.   The
     estimated   annual  minimum   operating  lease  rental  payments  for  the
     buildings, after deducting sublease income, are as follows:

         2007                                                $  2,256
         2008                                                   1,385
         2009                                                     779
         2010                                                     779
         2011                                                     195
     ------------------------------------------------------------------
                                                             $  5,394
     ------------------------------------------------------------------


                       Advantage Energy Income Fund - 21

16.  SUBSEQUENT EVENT

     On February 14, 2007  Advantage  issued  7,800,000  Trust  Units,  plus an additional 800,000 Trust Units upon exercise of the Underwriters' over-allotment option on March 7, 2007, at $12.80 per Trust Unit for approximate net proceeds of $104.2 million (net of Underwriters' fees and other issue costs of $5.9 million).

17. RECONCILIATION OF FINANCIAL STATEMENTS TO UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

     The consolidated financial statements of Advantage have been prepared in accordance with accounting principles generally accepted in Canada. Canadian GAAP, in most respects, conforms to generally accepted accounting principles in the United States. Any differences in accounting principles between Canadian GAAP and US GAAP, as they apply to Advantage, are not material, except as described below.

     (a)   UNIT-BASED COMPENSATION

     Effective January 1, 2003, the Fund prospectively adopted amendments to CICA 3870 "Stock-based Compensation and Other Stock-based Payments". Under this revised standard, the Fund must account for compensation expense based on the fair value of the equity awards on the grant date and the initial fair value is not subsequently remeasured. Advantage's unit-based compensation consists of a Trust Units Rights Incentive Plan and Trust Units held in escrow subject to service requirement provisions. The initial fair value is expensed over the vesting period of the rights granted or escrowed Trust Units. Under US GAAP, the Fund adopted SFAS 123(R) "Share-Based Payment" on January 1, 2006 using the modified prospective approach and applies the fair value method of accounting for all unit-based compensation granted after January 1, 2006. A US GAAP difference exists as unit-based compensation grants are considered liability awards for US GAAP and equity awards for Canadian GAAP. Under US GAAP, the fair value of a liability award is measured at the grant date and is subsequently remeasured at each reporting period. When the rights are exercised and the escrowed Trust Units vested, the amount recorded as a liability is transferred to temporary equity. With regards to the Trust Units Rights Incentive Plan, the difference in the value originally recognized as equity and the fair value at adoption of the new standard has been charged to income as the cumulative effect of a change in accounting principle.

     For rights granted prior to January 1, 2003, no compensation cost was recognized at the grant date given that the options were issued at market value. As options were subsequently exercised under the unit-based compensation plan, the consideration received was recorded as unitholders' capital. However, the Fund does calculate compensation expense based on the intrinsic value of the rights which is disclosed in the notes to the consolidated financial statements along with the associated impact on net income and net income per Trust Unit. Intrinsic value is calculated as the difference between the quoted market price and the exercise price. Under US GAAP, as the Trust Units Rights Incentive Plan was a variable compensation plan, grants prior to January 1, 2003 were accounted for in accordance with Accounting Principles Board ("APB") Opinion No. 25, with compensation expense recorded each period-end using the intrinsic value methodology. This different accounting treatment has resulted in additional unit-based compensation expense for the Fund related to options granted during 2002.

     (b)   CONVERTIBLE DEBENTURES

     The Fund applies CICA 3860 "Financial Instruments - Presentation and Disclosure" in accounting for convertible debentures which results in their classification as liabilities. The convertible debentures also have an embedded conversion feature which must be segregated between liabilities and equity, based on the relative fair market value of the liability and equity portions. Therefore, the debenture liabilities are presented at less than their eventual maturity values. The liability and equity components are further reduced for issuance costs initially incurred. The discount of the liability component, net of issuance costs, as compared to maturity value is accreted by the effective interest method over the debenture term. As debentures are converted to Trust Units, an appropriate portion of the liability and equity components are transferred to Unitholders' capital. Interest and accretion expense on the convertible debentures are shown on the Consolidated Statements of Income.

     Under US GAAP, the entire convertible debenture balance would be shown as a liability. The embedded conversion feature would not be accounted for separately as a component of equity. Additionally, under US GAAP, issuance costs are generally shown as a deferred charge rather than netted from the convertible debenture balance. As a result of these US GAAP differences, the convertible debenture balance in liabilities represents the actual maturity value of the outstanding debentures. Issuance costs are shown separately as a deferred charge and are amortized to interest expense over the term of the debenture. Given that the convertible debentures are carried at maturity value, it is not necessary to accrete the balance over the term of the debentures which results in an expense reduction. Interest and accretion on convertible debentures represents interest expense on the convertible debentures and amortization of the associated deferred issuance costs.

                       Advantage Energy Income Fund - 22

     (c)   DEPLETION AND DEPRECIATION

     For Canadian GAAP, depletion of petroleum and natural gas properties and depreciation of lease and well equipment is provided on accumulated costs using the unit-of-production method based on estimated net proved petroleum and natural gas reserves, before royalties, based on forecast prices and costs.

     US GAAP provides for a similar accounting methodology except that estimated net proved petroleum and natural gas reserves are net of royalties and based on constant prices and costs. Therefore, depletion and depreciation under US GAAP will be different since changes to royalty rates will impact both proved reserves and production and differences between constant prices and costs as compared to forecast prices and costs will impact proved reserve volumes. Additionally, differences in depletion and depreciation will result in divergence of net book value for Canadian GAAP and US GAAP from year-to-year and impact future depletion and depreciation expense as well as the net book value utilized for future ceiling test calculations.

     (d)   CEILING TEST

     Under Canadian GAAP, petroleum and natural gas assets are evaluated each reporting period to determine that the carrying amount is recoverable and does not exceed the fair value of the properties in the cost centre (the "ceiling test"). The carrying amounts are assessed to be recoverable when the sum of the undiscounted net cash flows expected from the production of proved reserves, the lower of cost and market of unproved properties and the cost of major development projects exceeds the carrying amount of the cost centre. When the carrying amount is not assessed to be recoverable, an impairment loss is recognized to the extent that the carrying amount of the cost centre exceeds the sum of the discounted net cash flows expected from the production of proved and probable reserves, the lower of cost and market of unproved properties and the cost of major development projects of the cost centre. The cash flows are estimated using expected future product prices and costs and are discounted using a risk-free interest rate. For Canadian GAAP purposes, Advantage has not recognized an impairment loss since inception.

     Under US GAAP, the carrying amounts of petroleum and natural gas assets, net of deferred income taxes, shall not exceed an amount equal to the sum of the present value of estimated net future after-tax cash flows of proved reserves (at current prices and costs as of the balance sheet date) computed using a discount factor of ten percent plus the lower of cost or estimated fair value of unproved properties. Any excess is charged to expense as an impairment loss. Under US GAAP, Advantage recognized an impairment loss of $49.5 million in 2001, $28.3 million net of tax, and an impairment loss of $535.4 million in 2006, $477.8 million net of tax. The impairment loss decreases net book value of property and equipment which reduces depletion and depreciation expense subsequently recorded as well as future ceiling test calculations.

     (e)   INCOME TAX

     The future income tax accounting standard under Canadian GAAP is substantially similar to the deferred income tax approach as required by US GAAP. Pursuant to Canadian GAAP, substantively enacted tax rates are used to calculate future income tax, whereas US GAAP applies enacted tax rates. However, there were no tax rate differences for the years ended December 31, 2006 and 2005. The differences between Canadian GAAP and US GAAP relate to future income tax impact on GAAP differences for depletion and depreciation, and impairments from ceiling test calculations.

     Under US GAAP,  an  entity  that is  subject  to  income  tax in  multiple jurisdictions is required to disclose income tax expense in each jurisdiction. The total amount of income taxes in 2006 is entirely at the provincial level and in 2005, income tax expense consisted of $1.2 million at the Federal level and $1.0 million at the provincial level.

     (f)   UNITHOLDERS' EQUITY

     Unitholders' equity of Advantage consists primarily of Trust Units. The Trust Units are redeemable at any time on demand by the holders, which is required for the Fund to retain its Canadian mutual fund trust status. The holders are entitled to receive a price per Trust Unit equal to the lesser of: (i) 85% of the simple average of the closing market prices of the Trust Units, on the principal market on which the Trust Units are quoted for trading, during the 10 trading-day period commencing immediately after the date on which the Trust Units are surrendered for redemption; and (ii) the closing market price on the principal market on which the Trust Units are quoted for trading on the redemption date. For Canadian GAAP purposes, the Trust Units are considered permanent equity and are presented as a component of unitholders' equity.

     Under US GAAP, it is required that equity with a redemption feature be presented as temporary equity between the liability and equity sections of the balance sheet. The temporary equity is shown at an amount equal to the redemption value based on the terms of the Trust Units. The same accounting treatment would be applicable to the Exchangeable Shares.

                       Advantage Energy Income Fund - 23

     Changes in the redemption value from year-to-year are charged to deficit. All components of unitholders' equity related to Trust Units and Exchangeable Shares are eliminated. When calculating net income per Trust Unit, increases in the redemption value during a period results in a reduction of net income available to Unitholders while decreases in the redemption value increases net income available to Unitholders. For the years ended December 31, 2006 and 2005, net income available to Unitholders was increased by $898.0 million and $3.7 million corresponding to changes in the Trust Units redemption value for the respective periods.

     A continuity schedule of significant equity accounts for each reporting period is required disclosure under US GAAP. The following table is a continuity of deficit, the Fund's only significant equity account:

      DEFICIT                                                                           YEAR ENDED              YEAR ENDED
     (thousands of Canadian dollars)                                                 DECEMBER 31, 2006       DECEMBER 31, 2005
     --------------------------------------------------------------------------------------------------------------------------
     Balance, beginning of year                                                       $  (665,627)            $  (574,060)
     Net income (loss) and comprehensive income (loss)                                   (417,274)                 82,078
     Distributions declared                                                              (217,246)               (177,366)
     Change in redemption value of temporary equity                                       897,989                   3,721
     --------------------------------------------------------------------------------------------------------------------------
     Balance, end of year                                                             $  (402,158)            $  (665,627)
     --------------------------------------------------------------------------------------------------------------------------

     (g)   BALANCE SHEET DISCLOSURE

     US GAAP requires disclosure of certain line items for balances that would be aggregated in the Canadian GAAP financials. The following are the additional disclosures for accounts receivable and accounts payable:

     (thousands of Canadian dollars)                                                   DECEMBER 31, 2006     DECEMBER 31, 2005
     --------------------------------------------------------------------------------------------------------------------------
     Accounts receivable:
        Trade receivables                                                                 $    78,698           $    51,652
        Other receivables                                                                         839                   136
     --------------------------------------------------------------------------------------------------------------------------
     Total accounts receivable                                                            $    79,537           $    51,788
     --------------------------------------------------------------------------------------------------------------------------
     Accounts payable and accrued liabilities:
        Accounts payable                                                                  $    75,500           $    37,252
        Accrued liabilities                                                                    39,999                38,016
        Other payables                                                                            610                 1,103
     --------------------------------------------------------------------------------------------------------------------------
     Total accounts payable and accrued liabilities                                       $   116,109           $    76,371
     --------------------------------------------------------------------------------------------------------------------------

     (h)   COMPREHENSIVE INCOME

     US GAAP requires the presentation of net income and comprehensive income. Comprehensive income includes net income plus other comprehensive income items as specifically identified by US GAAP. The Fund currently has no financial items that qualify as other comprehensive income, and therefore, net income and comprehensive income are equivalent.

     (i)   STATEMENTS OF CASH FLOW

     The differences between Canadian GAAP and US GAAP have not resulted in any significant variances concerning the statements of cash flows as reported.


                       Advantage Energy Income Fund - 25

     (j)   KETCH ACQUISITION

     On June 23, 2006,  Advantage  acquired  all of the issued and  outstanding
     Trust Units of Ketch to benefit from an increase in property diversification, the ability to pursue a greater range of high impact growth opportunities available to a larger entity and complimentary summer/winter drilling programs. The merger provides increased liquidity and presence in the Canadian markets as well as greater exposure to the United States capital markets for previous Ketch Unitholders through Advantage's NYSE listing.

     The purchase price for the acquisition and resulting goodwill is due to both US and Canadian GAAP requiring the purchase price to be determined using Trust Unit prices at the announcement date, while the fair value of the assets and liabilities is determined at the closing date of the acquisition. As commodity prices decreased significantly between the announcement and closing dates, the fair value of the assets acquired also decreased and as a result, goodwill was recorded.

     (k)   RECENT US ACCOUNTING PRONOUNCEMENTS ISSUED BUT NOT IMPLEMENTED

     SFAS 155 ACCOUNTING FOR CERTAIN HYBRID FINANCIAL INSTRUMENTS - AN AMENDMENT OF FASB STATEMENTS NO. 133 AND 140: This Statement amends FASB Statements No. 133, Accounting for Derivative Instruments and Hedging Activities, and No. 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities. This Statement establishes a requirement to evaluate interests in securitized financial assets to identify interests that are freestanding derivatives or that are hybrid financial instruments that contain an embedded derivative requiring bifurcation. This statement also permits fair value remeasurement for any hybrid financial instrument that contains an embedded derivative that otherwise would require bifurcation. The implementation effective date for this standard is for all instruments acquired, issued or subject to a re-measurement event occurring in fiscal years beginning after September 15, 2006. The Fund has not yet assessed the full impact, if any, of this standard on the consolidated financial statements.

     SFAS 157 FAIR VALUE MEASUREMENTS: This Statement defines fair value, establishes a framework for measuring fair value in GAAP, and expands disclosures about fair value measurements. This Statement applies under other accounting pronouncements that require or permit fair value measurements. Accordingly, this Statement does not require any new fair value measurements. The implementation effective date for this standard is as of the beginning of the first interim or annual reporting period that begins after November 15, 2007. The Fund has not yet assessed the full impact, if any, of this standard on the consolidated financial statements.

     FIN 48 ACCOUNTING FOR UNCERTAINTY IN INCOME TAXES: This Interpretation clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements in accordance with FASB Statement No. 109, Accounting for Income Taxes. This Interpretation prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. This Interpretation also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. The implementation effective date for this Interpretation is for fiscal years beginning after December 15, 2006. The Fund has assessed the impact of this interpretation and does not anticipate any significant impact on the consolidated financial statements.


                       Advantage Energy Income Fund - 26

     The application of US GAAP would have the following effect on net income as reported:

     CONSOLIDATED STATEMENTS OF INCOME                                         YEAR ENDED                 YEAR ENDED
     (thousands of Canadian dollars, except for per Trust Unit amounts)    DECEMBER 31, 2006          DECEMBER 31, 2005
     --------------------------------------------------------------------------------------------------------------------------
     Net income - Canadian GAAP, as reported                                  $   49,814                  $  75,072
     US GAAP Adjustments:
        Unit-based compensation - note 17(a)                                       1,453                       (301)
        Management internalization - note 17(a)                                    4,684                          -
        Interest and accretion on convertible debentures - note 17(b)              1,254                      1,095
        Depletion, depreciation and accretion - notes 17(c) and (d)             (528,734)                     9,886
        Future income tax reduction - note 17(e)                                  55,526                     (3,652)
        Non-controlling interest                                                       -                        (22)
     --------------------------------------------------------------------------------------------------------------------------
     Net income (loss) before cumulative effect of a
        change in accounting principle                                          (416,003)                    82,078
     Cumulative effect of a change in accounting principle - note 17(a)           (1,271)                         -
     --------------------------------------------------------------------------------------------------------------------------
     Net income (loss) and comprehensive income (loss) - US GAAP               $(417,274)                 $  82,078
     --------------------------------------------------------------------------------------------------------------------------
     Net income (loss) per Trust Unit before cumulative
        effect of a change in accounting principle - US GAAP:

        Basic                                                                  $    (5.14)                $    1.45
        Diluted                                                                $    (5.14)                $    1.44

     Net income (loss) per Trust Unit before change in redemption value of Trust Units - US GAAP:

        Basic                                                                  $    (5.15)                $    1.45
        Diluted                                                                $    (5.15)                $    1.44

     Net income (loss) per Trust Unit - US GAAP:

        Basic                                                                  $     5.94                 $    1.52
        Diluted                                                                $     5.59                 $    1.51
     --------------------------------------------------------------------------------------------------------------------------


                       Advantage Energy Income Fund - 27

     The application of US GAAP would have the following effect on the balance sheets as reported:

                                                                DECEMBER 31, 2006                    DECEMBER 31, 2005
                                                                -----------------                    -----------------

     CONSOLIDATED BALANCE SHEETS                          CANADIAN               US             CANADIAN              US
     (thousands of Canadian dollars)                        GAAP                GAAP              GAAP               GAAP
     --------------------------------------------------------------------------------------------------------------------------
     ASSETS

         Deferred charge - note 17(b)                     $      -           $   2,810           $       -         $    4,368

         Fixed assets, net notes 17(c) and (d)            1,753,058          1,205,465             907,795            888,936

     LIABILITIES AND UNITHOLDERS' EQUITY

         Current portion of convertible debentures        $  1,464           $   1,485           $       -         $        -
                -   note 17(b)

         Trust Unit liability - note 17(a)                       -               7,633                   -                  -

         Convertible debentures - note 17(b)               170,819             179,245             126,081            135,111

         Future income taxes - note 17(e)                   61,939                   -              99,026             92,613

         Temporary equity - note 17(f)                           -           1,067,790                   -          1,067,204

         Exchangeable shares - note 17(f)                        -                   -               2,369                  -

         Unitholders' capital - note 17(f)                1,592,758                  -             681,574                  -

         Convertible debentures equity component             8,041                   -               6,159                  -
                -   note 17(b)

         Contributed surplus - note 17(a)                      863                   -               1,036              2,779

         Accumulated deficit - note 17(f)                 (437,106)          (402,158)           (269,674)          (665,627)



                       Advantage Energy Income Fund - 28

DIRECTORS

Gary F. Bourgeois
Kelly I. Drader
Grant B. Fagerheim (3)
John A. Howard (2)
Andy J. Mah
Ronald A. McIntosh (1)(2)
Roderick M. Myers (1)(2)
Carol D. Pennycook (1)(3)
Steven Sharpe (3)
Rodger A. Tourigny (1)(3)

(1)  Member of Audit Committee
(2)  Member of Reserve Evaluation Committee
(3)  Member of Human Resources, Compensation & Corporate Governance Committee


OFFICERS

Kelly I. Drader, CEO
Andy J. Mah, President and COO
Patrick J. Cairns, Senior Vice President
Gary F. Bourgeois, Vice President, Corporate Development
Peter A. Hanrahan, Vice President, Finance & CFO
David Cronkhite, Vice President, Operations
Weldon M. Kary, Vice President, Geosciences and Land
Neil Bokenfohr, Vice President, Exploitation

CORPORATE SECRETARY

Jay P. Reid, Partner
Burnet, Duckworth and Palmer LLP

OPERATING COMPANY

Advantage Oil & Gas Ltd.

AUDITORS

KPMG LLP

BANKERS

The Bank of Nova Scotia
National Bank of Canada
Bank of Montreal
Royal Bank of Canada
Canadian Imperial Bank of Commerce
Union Bank of California, Canada Branch
Societe Generale, Canada Branch
Alberta Treasury Branches

INDEPENDENT RESERVE EVALUATORS

Sproule Associates Limited

LEGAL COUNSEL

Burnet, Duckworth and Palmer LLP

ABBREVIATIONS

bbls      - barrels
bbls/d    - barrels per day
boe       - barrels of oil equivalent (6 mcf = 1 bbl)
boe/d     - barrels of oil equivalent per day
bcf       - billion cubic feet
mcf       - thousand cubic feet
mcf/d     - thousand cubic feet per day
mmcf      - million cubic feet
mmcf/d    - million cubic feet per day
gj        - gigajoules
NGLs      - natural gas liquids
WTI       - West Texas Intermediate
TM        - denotes trademark of Canaccord Capital Corporation

CORPORATE OFFICES

Petro-Canada Centre
Suite 3100,
150 - 6 Avenue SW
Calgary, Alberta T2P 3Y7
(403) 261-8810

800, 2 St. Clair Avenue East
Toronto, Ontario M4T 2T5
(416) 945-6636

TRANSFER AGENT

Computershare Trust Company of Canada

CONTACT US

Toll free: 1-866-393-0393
Visit our website at www.advantageincome.com

TORONTO STOCK EXCHANGE TRADING SYMBOLS

Trust Units: AVN.UN

10%   Convertible Debentures: AVN.DB
9%    Convertible Debentures: AVN.DBA
8.25% Convertible Debentures: AVN.DBB
7.5%  Convertible Debentures: AVN.DBC
7.75% Convertible Debentures: AVN.DBD
6.50% Convertible Debentures: AVN.DBE

NEW YORK STOCK EXCHANGE TRADING SYMBOL

Trust Units: AAV


                       Advantage Energy Income Fund - 29